UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
Grubb & Ellis Company
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
40009 52 0
(CUSIP Number)
Anthony W. Thompson
Grubb & Ellis Company
1551 N. Tustin Avenue, Suite 300
Santa Ana, CA 92705
714-667-8252

Copy to:

Andrea R. Biller
Grubb & Ellis Company
1551 N. Tustin Avenue, Suite 300
Santa Ana, CA 92705
714-667-8252
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
December 7, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	40009 52 0

1	NAMES OF REPORTING PERSONS Anthony W. Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		7,367,502

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,570,306

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,367,502

WITH	10	SHARED DISPOSITIVE POWER

		1,570,306

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,937,808

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
This Statement on Schedule 13D (the “Statement”) relates to shares of common stock, $0.01 par value (the “Common Stock”), of Grubb & Ellis Company, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1551 N. Tustin Avenue, Suite 300, Santa Ana, CA 92705.
Item 2. Identity and Background
(a) This Schedule 13D is being furnished by Anthony W. Thompson (the “Reporting Person”).
(b) The business address of the Reporting Person is c/o Grubb & Ellis Company, 1551 N. Tustin Avenue, Suite 300, Santa Ana, CA 92705.
(c) On December 7, 2007, the Reporting Person was appointed to serve as Chairman of the Board of Directors of the Issuer. The Issuer is a full-service commercial real estate organization and leading sponsor of commercial real estate program. The principal business address of the Issuer is N. Tustin Avenue, Suite 300, Santa Ana, CA 92705.
(d) — (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person acquired beneficial ownership of all Common Stock reported on this Statement pursuant to the merger transaction described in this Item 3. Immediately prior to such transaction, the Reporting Person beneficially owned shares of common stock, par value $0.01 per share (the “NNN Realty Advisors Common Stock”), of NNN Realty Advisors, Inc., a Delaware corporation (“NNN Realty Advisors”).
On December 7, 2007 (the “Closing Date”), the Issuer acquired all of the outstanding shares of NNN Realty Advisors (the “Merger”) pursuant to the terms of an Agreement and Plan of Merger, dated as of May 22, 2007, by and among the Issuer, B/C Corporate Holdings, Inc., a wholly owned subsidiary of the Issuer (“Merger Sub”), and NNN Realty Advisors (the “Merger Agreement”). In accordance with the Merger Agreement, Merger Sub was merged with and into NNN Realty Advisors, and NNN Realty Advisors continued as the surviving corporation and a wholly owned subsidiary of the Issuer. Pursuant to the terms and conditions of the Merger Agreement, holders of NNN Realty Advisors common stock were entitled to receive 0.88 of a share of common stock of the Issuer for each share of NNN Realty Advisors Common Stock that they owned immediately before the effective time of the Merger. On the Closing Date, the Reporting Person beneficially owned 8,937,808 shares, or 13.9%, of the outstanding Common Stock.
The preceding summary of the Merger and certain provisions of the Merger Agreement, a copy of which is filed as an exhibit hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference.
Item 4. Purpose of Transaction
The Reporting Person acquired ownership of the Common Stock for investment purposes as a result of the Merger described in Item 3 of this Statement. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Common Stock.

The Reporting Person reserves the right, and may in the future choose, to change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances, including, without limitation, to dispose of all or a portion of the shares of Common Stock that the Reporting Person now owns or may hereafter acquire.
Except as described in this Statement, the Reporting Person has no current plans or proposals which relate to or would result in any of the matters set forth in sub-items (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities Issuer Securities
(a)(b) As of December 7, 2007, the Reporting Person was deemed to be the beneficial owner of 8,937,808 shares of Common Stock, which represents approximately 13.9% of the shares of Common Stock outstanding as of that date, and includes:
(i)	7,367,502 shares, or 11.4%, of Common Stock held directly by the Reporting Person;

(ii)	784,175 shares, or 1.2%, of Common Stock held by AWT Family, L.P., a California limited partnership (“AWT”); and

(iii)	786,131 shares, or 1.2%, of Common Stock held by Cunningham Lending Group LLC, a Virginia limited liability company (“Cunningham”).
The Reporting Person and his spouse are the sole limited partners of AWT and the Reporting Person controls the corporate general partner of AWT. The Reporting Person is the sole member of Cunningham. The Reporting Person has sole voting and dispositive power as to the 7,367,502 shares of Common Stock held directly by the Reporting Person and shared voting and dispositive power as to the 784,175 shares of Common Stock held by AWT and the 786,131 shares of Common Stock held by Cunningham.
(c) Except as described elsewhere in this Statement, there have been no transactions in shares of the Common Stock by the Reporting Person during the past 60 days.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer
Except as described elsewhere in this Statement, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.
Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Agreement and Plan of Merger, dated May 22, 2007, by and among Grubb & Ellis Company, B/C Corporate Holdings, Inc., and NNN Realty Advisors, Inc.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Anthony W. Thompson
Anthony W. Thompson

Date: December 17, 2007